

05040772

BB 3/31

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29667

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: People's Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 lafayette Blvd. Wright Building 9th Floor
(No. and Street)

Bridgeport (City) CT (State) 06601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bruce T. McElwee 203-338-4929
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

3001 Summer Street Stamford Square (Address) Stamford (City) CT (State) 06905 (Zip Code)



SEC MAIL
RECEIVED
PROCESSING
WASH. D.C.



PROCESSED
APR 07 2005
THOMSON
FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/31

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce T. McElwee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of People's Securities Inc., as of December, 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

My Commission Expires May 31, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

people's securities inc.

People's Securities, Inc.
A Subsidiary of People's Bank

815 Main Street, P.O. Box 31
Bridgeport, Connecticut 06601-0031
203.338.0800 800.392.3009

Notice pursuant to Rule 17a-5 (f) (2) of the
Securities and Exchange Commission

The following information is provided in accordance with SEC Rule 17a-5 (f) (2):

1): Broker / Dealer identification:

Name: People's Securities, Inc.

Address: Wright Building, 9th Floor
1000 Lafayette Boulevard
Bridgeport, CT. 06601-0031

Telephone: (203) 338-4929

SEC File No.: 8-29667

Firm ID No.: 013704

2): Accounting Firm identification:

Name: KPMG LLP

Address: 3001 Summer Street
Stamford Square
Stamford, CT 06905

Telephone (203) 356-9800

3): The Audit agreement with KPMG LLP is a continuing agreement and for successive annual audits which covers the year ended December 31, 2004 and subsequent periods.



Bruce T. McElwee
Treasurer



KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

Independent Auditor's Report on Internal Controls

The Board of Directors
People's Securities, Inc.:

In planning and performing our audit of the financial statements of People's Securities, Inc. (the "Company"), a wholly-owned subsidiary of People's Bank, as of and for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g), in the following:

I. making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);
II. making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13;
III. complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
IV. obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the Company's management and Board of Directors, the Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 22, 2005

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's Bank)

Table of Contents



KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

Independent Auditors' Report

The Board of Directors
People's Securities, Inc.:

We have audited the accompanying statement of condition of People's Securities, Inc. (the "Company") (a wholly owned subsidiary of People's Bank) as of December 31, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of People's Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 28, 2004

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's Bank)

Statement of Condition

December 31, 2004

Assets

Cash and cash equivalents (note 3)	$	7,629,702
Cash segregated under federal regulations (note 3)		30,546,962
Securities, at fair value (note 4)		11,678,677
Receivables from customers (note 5)		22,933,467
Receivables from clearing organization		113,160
Other assets		800,251
Total assets	$	73,702,219

Liabilities and Stockholder's Equity

Liabilities:		
Payables to customers (note 5)	$	48,622,575
Payables to clearing organization		97,085
Due to People's Bank (note 2)		1,988,709
Other liabilities		187,726
Total liabilities		50,896,095
Stockholder's equity (note 6):		
Common stock (without par value; authorized 5,000 shares; 100 shares issued and outstanding)		500,000
Additional paid-in capital		5,216,571
Retained earnings (note 2)		17,089,553
Total stockholder's equity		22,806,124
Total liabilities and stockholder's equity	$	73,702,219

See accompanying notes to financial statements.

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's Bank)

Statement of Income

Year ended December 31, 2004

Revenues:		
Commissions from customer transactions	$	13,060,630
Insurance Commissions		1,972,951
Interest income on customer receivables (note 5)		1,195,720
Interest income on securities and other earning assets (note 3)		929,641
Net unrealized and realized losses on securities		(187,882)
Other		417,457
Total revenues		17,388,517
Expenses:		
Compensation and benefits		7,718,007
Data processing		1,163,726
Communications		605,773
Depreciation		853,474
Regulatory		261,801
Occupancy		568,138
Marketing		418,972
Transaction Clearing		574,551
Interest expense (note 5)		207,490
Stationery, printing, and postage		152,838
Legal		149,151
Other		394,594
Total expenses		13,068,515
Income before income tax expense		4,320,002
Income tax expense		1,512,000
Net income	$	2,808,002

See accompanying notes to financial statements.

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's Bank)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2004

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2003	$	500,000	5,216,571	29,281,551	34,998,122
Net income		—	—	2,808,002	2,808,002
Common Dividend Paid (note 2)		—	—	(15,000,000)	(15,000,000)
		500,000			
Balance at December 31, 2004	$	500,000	5,216,571	17,089,553	22,806,124

See accompanying notes to financial statements.

—
—

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's Bank)

Statement of Cash Flows

Year ended December 31, 2004

Cash flows from operating activities:	
Net income	$ 2,808,002
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in cash segregated under federal regulations	(16,834,485)
Decrease in Securities at fair value	6,382,318
Decrease in receivables from customers	7,185,570
Decrease in receivables from clearing organization	3,011,144
Increase in payables to customers	3,170,160
Increase in Payables to clearing organization	97,085
Increase in due to People's Bank	308,731
Changes in other assets and other liabilities, net	(442,509)
Net cash provided by operating activities	5,686,016
Cash flows from financing activities:	
Dividend to People's Bank	(15,000,000)
Net cash used in financing activities	(15,000,000)
Net decrease in cash and cash equivalents	(9,313,984)
Cash and cash equivalents at beginning of year	16,943,686
Cash and cash equivalents at end of year	$ 7,629,702
Supplemental information:	
Interest payments	$ 207,490
Payments to People's Bank for income taxes	1,512,000

See accompanying notes to financial statements.

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's Bank)

Notes to Financial Statements

December 31, 2004

(1) Organization and Nature of Business

People's Securities, Inc. (the "Company") is a brokerage firm and a wholly owned subsidiary of People's Bank ("People's"). The Company is a member of the National Association of Securities Dealers and is registered as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934.

The Company is registered in all 50 states and operates through a network of 24 Connecticut-based investment and brokerage offices, with 23 located in People's traditional branches or financial centers. Commission revenues are principally fees charged to customers for buying and selling securities, including mutual funds and annuities. A significant portion of customer transactions are conducted online using the Internet.

(2) Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include highly liquid instruments (such as commercial paper) with an original maturity at the date of purchase of three months or less, but exclude cash segregated in a special reserve account under federal regulations. Cash equivalents are carried at amortized cost which approximates fair value.

Securities

All of the Company's securities at December 31, 2004 were reported at fair value, with unrealized gains and losses included as revenue in the statement of income. The fair values of securities were based principally on market prices and dealer quotes.

Commissions

The Company recognizes commission revenues and expenses on a trade-date basis.

Intercompany Expense Allocations

The Company's financial statements reflect allocations of certain occupancy, equipment, and personnel-related expenses that are paid on its behalf by People's. Personnel-related allocations include costs applicable to Company employees' participation in the pension and other benefit plans sponsored by People's. In the opinion of management, the expenses allocated to the Company approximate the actual costs incurred.

(Continued)

Dividend

On September 21, 2004 the Company paid a one time special dividend to the parent company of $15,000,000.

Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by People's. Pursuant to a tax sharing arrangement, People's charges or credits the Company for the portion of the consolidated income tax expense or benefit attributable to the Company's stand-alone operations, based on income for financial reporting purposes. For 2004, income tax expense was allocated to the Company using the applicable federal statutory tax rate of 35%, since People's consolidated tax group did not incur a Connecticut income tax liability for the year.

(3) Cash and Cash Equivalents

Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, the Company is required to maintain a segregated special reserve bank account for the exclusive benefit of its customers. This account is maintained at People's and had a balance of $30,546,962 at December 31, 2004.

Additional funds are invested daily in an interest-bearing cash management account administered by People's. Interest income earned on this account and other interest-bearing balances with People's amounted to $369,518 in 2004.

The components of cash (other than the segregated reserve account) and cash equivalents at December 31, 2004 are as follows:

Cash management account administered by People's	$	2,272,924
Commercial paper		4,989,209
Cash management accounts administered by others		367,569
Total cash and cash equivalents	$	7,629,702

(4) Securities, at Fair Value

The following is a summary of securities at December 31, 2004:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair value
Common Stock	$ 14,315	$ 1,590	$ —	$ 15,905
Collateralized mortgage obligations	3,221,487	612	(5,387)	3,216,712
Federal agency obligations	8,506,794	—	(60,734)	8,446,060
	$ 11,742,596	$ 2,202	$ (66,121)	$ 11,678,677

The Company recognized losses on the sale of investments in the amount of $24,299 for the year ended December 31, 2004.

(5) Customer Transactions

In the normal course of business, the Company's activities involve the execution, settlement and financing of various customer securities transactions. These customer activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, collateralized by cash equivalents and securities in the customers' accounts. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory requirements and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

Customer receivables and payables include amounts due on cash and margin transactions and are generally interest bearing. Interest rates on receivables are set at between 0.5% and 1.5% over the Company's base rate which is ¾ of a point above the broker call rate. Interest rates on payables are set slightly below People's money market rate. Receivables are generally collateralized by diversified portfolios of customer-owned margin securities that are not reflected in the Company's financial statements.

(6) Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. As permitted by Rule 15c3-1, the Company has elected to compute its net capital requirement at December 31, 2004 using the alternative method. This method requires the maintenance of minimum net capital, as defined, equal to the greater of (i) $250,000 or (ii) 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2004, the Company had net capital of $21,022,086, which was approximately 92% of aggregate debit balances and $20,563,424 in excess of its required net capital.

Schedule 1

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's Bank)

Computation of Net Capital Under Rule 15c3-1

December 31, 2004

Net capital, as defined:		
Total stockholder's equity	$	22,806,124
Less unsecured customer receivables and other nonallowable assets		(739,987)
Net capital before haircuts on securities positions		22,066,137
Haircuts on securities positions (computed, where applicable, pursuant to Rule 15c3-1(f))		(1,044,051)
Net capital, as defined		21,022,086
Computation of alternative net capital requirement:		64,110,309
The greater of (i) $250,000 or (ii) $458,662, representing 2% of aggregate debit items of $22,933,100 as shown in the formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation		(458,662)
Excess net capital	$	84,673,733
Net capital in excess of:		
4% of aggregate debit items	$	20,104,762
5% of aggregate debit items		19,875,431

Note:
There is no material difference between the above computation and the Company's calculation which was included in Part II of Form X-17a-5 as of December 31, 2004.

See accompanying independent auditors' report.

Schedule 2

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's Bank)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3
December 31, 2004

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	48,622,575
Payable to broker and clearing organization		97,085
Other		18,226
Total credit balances	$	48,737,886
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3	$	22,933,100
Receivables from clearing organization		—
Total debit balances		22,933,100
Less 3% of aggregate debit items		(687,993)
Total debit balances, net	$	22,245,107
Reserve computation:		
Excess of total credits over total debits	$	26,492,779
Amount held on deposit in reserve bank account with parent bank		30,546,962
Excess per this calculation	$	4,054,183

In April 2003, the SEC staff issued an interpretation (Interpretation No. 03-3) of Rule 15c3-3 to the New York Stock Exchange. Under Interpretation No. 03-3, deposits held in a reserve bank account maintained by a broker-dealer with an affiliated bank can not be counted towards satisfaction of the broker-dealer's reserve requirement under Rule 15c3-3(e)(1) to the extent the greater excess cash deposit resulting from two calculations: (a) aggregate cash deposit with affiliated bank in excess of 50% of the broker-dealer's excess net capital as shown in the broker-dealer's most recently filed FOCUS report or (b) the aggregate cash deposit with the affiliated bank that exceeds 10% of the respective bank's equity capital. The reserve computation shown above was performed without reference to Interpretation No. 03-3.

At December 31, 2004, People's Securities, Inc. maintained its reserve bank account with its parent, People's Bank. Accordingly, if Interpretation 03-3 were applied, the reserve computation would be as follows:

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2004)	$	4,054,183
Portion of cash in reserve bank account with parent bank ineligible for inclusion in reserve		(20,265,250)
Additional Reserve Required	$	(16,211,067)

People's Securities, Inc. has established and funded a reserve bank account with an unaffiliated bank, and intends to comply with the requirements of Interpretation No. 03-3 for all future periods.

See accompanying independent auditors' report.

Schedule 3

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's Bank)

Information Relating to Possession or Control Requirements
Under Rule 15c3-3

December 31, 2004

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce date to possession or control had been issued as of the report date) but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3	$	-
	Number of items		None
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$	-
	Number of items		None

See accompanying independent auditors' report.